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                        THE NEW YORK TIMES COMPANY
                           229 WEST 43rd STREET
                            NEW YORK, NY 10036

RHONDA L. BRAUER                                                  (212) 556-7127
Assistant Secretary
and Senior Counsel                                                FAX NUMBER:
                                                                  (212) 556-4634

                                                             brauerr@nytimes.com


                                            December 8, 2000



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549-0405

Re: THE NEW YORK TIMES COMPANY'S REGISTRATION STATEMENT ON FORM S-3 FILED SEPTEMBER 25, 1998
      FILE NO.: 333-64275

Ladies and Gentlemen:

      Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, The New York Times Company (the "Registrant") hereby requests the withdrawal of its Registration Statement on Form S-3, as filed with the Securities and Exchange Commission (the "Commission") on September 25, 1998 (File No.: 333-64275) (the "Registration Statement").

      Registrant initially filed the Registration Statement to register 500,000 shares of its Class A Common Stock, par value $0.01. These shares were issuable upon the exercise of nonqualified stock options granted under Registrant's 1991 Executive Stock Incentive Plan (the "Plan") that were transferable by the original optionees. Although Registrant had previously registered shares under the Plan on Form S-8, Form S-8 was not available at that time for registration of stock issued to the transferee of a transferable option. Thus, Registrant filed the Registration Statement to cover the exercise of any such transferred options. No such options have been exercised by the transferees through the date hereof.

      In February 1999, the Commission amended Form S-8 (Release No. 33-7646; February 25, 1999). As a result, registration under Form S-8 is now sufficient to meet Registrant's registration requirements.

      Please acknowledge the Commission's consent to Registrant's request for withdrawal of the Registration Statement by entering an order for the withdrawal of the Registration Statement in the Commission's file for the Registration Statement. Please feel free to contact me at 212-556-7127 if you have any questions or comments.

                                   Sincerely,

                                   The New York Times Company

                                   By: /s/ Rhonda L. Brauer
                                       -----------------------------------------
                                       Rhonda L. Brauer
                                       Assistant Secretary and Senior Counsel